UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)
                             -----------------------

                             Pioneer Companies, Inc.

                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                    723643300

                                 (CUSIP Number)

                                 Stacey Seewald
                           Sandler Capital Management
                          711 Fifth Avenue, 15th Floor
                               New York, NY 10022
                                 (212) 754-8100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                   May 4, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

723643300                                                           Page 2 of 22


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sandler Associates

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)   [X]
                                          (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS

                WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

 NUMBER OF           7        SOLE VOTING POWER
  SHARES                      253,345 shares
BENEFICIALLY
  OWNED BY           8        SHARED VOTING POWER
    EACH                      -0-
 REPORTING
  PERSON             9        SOLE DISPOSITIVE POWER
  WITH                        253,345 shares

                     10       SHARED DISPOSITIVE POWER
                              -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                253,345 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.15%

14      TYPE OF REPORTING PERSON

                PN

723643300                                                           Page 3 of 22


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sandler Associates II, LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)   [X]
                                          (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS

                WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

 NUMBER OF           7        SOLE VOTING POWER
  SHARES                      12,933 shares
BENEFICIALLY
  OWNED BY           8        SHARED VOTING POWER
    EACH                      -0-
 REPORTING
  PERSON             9        SOLE DISPOSITIVE POWER
  WITH                        12,933 shares

                     10       SHARED DISPOSITIVE POWER
                              -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,933 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.11%

14      TYPE OF REPORTING PERSON

                PN

723643300                                                           Page 4 of 22


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sandler Offshore Fund, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)   [X]
                                          (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS

                WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands

 NUMBER OF           7        SOLE VOTING POWER
  SHARES                      89,709 shares
BENEFICIALLY
  OWNED BY           8        SHARED VOTING POWER
    EACH                      -0-
 REPORTING
  PERSON             9        SOLE DISPOSITIVE POWER
  WITH                        89,709 shares

                     10       SHARED DISPOSITIVE POWER
                              -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                89,709 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.76%

14      TYPE OF REPORTING PERSON

                CO

723643300                                                           Page 5 of 22


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sandler Plus Master Fund, Ltd.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)   [X]
                                          (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS

                WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands

 NUMBER OF           7        SOLE VOTING POWER
  SHARES                      170,130 shares
BENEFICIALLY
  OWNED BY           8        SHARED VOTING POWER
    EACH                      -0-
 REPORTING
  PERSON             9        SOLE DISPOSITIVE POWER
  WITH                        170,130 shares

                     10       SHARED DISPOSITIVE POWER
                              -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                170,130 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.45%

14      TYPE OF REPORTING PERSON

                CO

723643300                                                           Page 6 of 22


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sandler Capital Structure Opportunities Master Fund, Ltd.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)   [X]
                                          (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS

                WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands

 NUMBER OF           7        SOLE VOTING POWER
  SHARES                      35,000 shares
BENEFICIALLY
  OWNED BY           8        SHARED VOTING POWER
    EACH                      -0-
 REPORTING
  PERSON             9        SOLE DISPOSITIVE POWER
  WITH                        35,000 shares

                     10       SHARED DISPOSITIVE POWER
                              -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                35,000 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.30%

14      TYPE OF REPORTING PERSON

                CO

723643300                                                           Page 7 of 22


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Andrew Sandler

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)   [X]
                                          (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS

                WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

 NUMBER OF           7        SOLE VOTING POWER
  SHARES                      -0-
BENEFICIALLY
  OWNED BY           8        SHARED VOTING POWER
    EACH                      590,094 shares
 REPORTING
  PERSON             9        SOLE DISPOSITIVE POWER
  WITH                        -0-

                     10       SHARED DISPOSITIVE POWER
                              590,094 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                590,094 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.02%

14      TYPE OF REPORTING PERSON

                IN

723643300                                                           Page 8 of 22


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sandler Capital Management

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)   [X]
                                          (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS

                WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

 NUMBER OF           7        SOLE VOTING POWER
  SHARES                      -0-
BENEFICIALLY
  OWNED BY           8        SHARED VOTING POWER
    EACH                      590,094 shares
 REPORTING
  PERSON             9        SOLE DISPOSITIVE POWER
  WITH                        -0-

                     10       SHARED DISPOSITIVE POWER
                              590,094 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                590,094 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.02%

14      TYPE OF REPORTING PERSON

                PN

723643300                                                           Page 9 of 22


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Douglas Schimmel

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)   [X]
                                          (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS

                WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

 NUMBER OF           7        SOLE VOTING POWER
  SHARES                      -0-
BENEFICIALLY
  OWNED BY           8        SHARED VOTING POWER
    EACH                      35,000 shares
 REPORTING
  PERSON             9        SOLE DISPOSITIVE POWER
  WITH                        -0-

                     10       SHARED DISPOSITIVE POWER
                              35,000 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                35,000 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.30%

14      TYPE OF REPORTING PERSON

                PI

723643300                                                          Page 10 of 22


Item 1. Security and Issuer.

        The class of equity securities to which this Schedule 13D (this "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Pioneer Companies, Inc. (the "Issuer"). The name and address of the principal executive offices of the Issuer are Pioneer Companies, Inc., 700 Louisiana Street, Suite 4300, Houston, Texas 77002.

Item 2. Identity and Background.

        This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the following persons (sometimes referred to herein collectively as "Reporting Persons"):

        (i) Sandler Associates, a New York limited partnership ("SA"), by virtue of its beneficial ownership of 253,345 shares of the Common Stock covered by this Statement;

        (ii) Sandler Associates II, LP, a New York limited partnership ("SA II"), by virtue of its beneficial ownership of 12,933 shares of the Common Stock covered by this Statement;

        (iii) Sandler Offshore Fund, Inc., a company formed under the laws of the British Virgin Islands ("SOF"), by virtue of its beneficial ownership of 89,709 shares of the Common Stock covered by this Statement;

        (iv) Sandler Plus Master Fund, Ltd., a company formed under the laws of the Cayman Islands ("SPF"), by virtue of its beneficial ownership of 170,130 shares of the Common Stock covered by this Statement;

        (v) Sandler Capital Structure Opportunities Master Fund, Ltd., a company formed under the laws of the Cayman Islands ("SCSOF"), by virtue of its beneficial ownership of 35,000 shares of the Common Stock covered by this Statement;

        (vi) Andrew Sandler, a U.S. citizen, by virtue of his being the portfolio manager of SA, SA II, SOF, SPF and various managed accounts, as a result of which he may be deemed to have beneficial ownership of 590,094 shares of Common Stock covered by this Statement;

        (vii) Sandler Capital Management, a registered investment advisor and a New York general partnership ("SCM"), by virtue of its being the investment adviser to SA, SA II, SOF, SPF, SCSOF and various managed accounts, as a result of which it may be deemed to have beneficial ownership of 590,094 shares of Common Stock covered by this Statement; and

        (viii) Douglas Schimmel, a U.S. citizen, by virtue of his being the portfolio manager of SCSOF, as a result of which he may be deemed to have beneficial ownership of 35,000 shares of Common Stock covered by this Statement.

        Each Reporting Person is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. The address of the principal office of each Reporting Person (other than SOF, SPF and SCSOF) is 711 Fifth Avenue, 15th Floor, New York, NY 10022. The address of the principal office of SOF, SPF and SCSOF is c/o Olympia Capital International Inc., Williams House, 20 Reid Street, Hamilton HM11, Bermuda.

723643300                                                          Page 11 of 22

        There are six general partners of SCM (the "SCM General Partners"). The SCM General Partners are MJDM Corp., ALCR Corp., ARH Corp., SERF Corp., SAM SCM Corp., and DRP SCM Corp., each of which has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022 and is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. Each SCM General Partner (other than ARH Corp. and ALCR Corp.) is a New York corporation. ARH Corp. and ALCR Corp. are Delaware corporations. The attached Schedule A sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name,
(ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        There are seven general partners of each of SA and SA II (the "SA and SA II General Partners"). The SA and SA II General Partners are Michael Marocco, Andrew Sandler, Douglas Schimmel, Harvey Sandler, SAM SA LLC, DRP SA LLC, and The Harvey Sandler Revocable Trust, each of which (other than The Harvey Sandler Revocable Trust) has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022 and is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. The Harvey Sandler Revocable Trust has an address of 17591 Lake Estate Drive, Boca Raton, FL 33496. Each of Michael Marocco, Andrew Sandler, Douglas Schimmel and Harvey Sandler is a U.S. citizen. Each of SAM SA LLC and DRP SA LLC are New York limited liability companies. The attached Schedule B sets forth the controlling persons, the executive officers and the directors of each of The Harvey Sandler Revocable Trust, SAM SA LLC and DRP SA LLC, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        None of the Reporting Persons and to the best of each of the Reporting Person's knowledge none of the persons named in Schedule A or Schedule B hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The source of funds for the acquisition of the Common Stock was the general working capital of SA, SA II, SOF, SPF, SCSOF and the various managed accounts to which SCM serves as investment adviser.

Item 4. Purpose of Transaction.

        Reporting Persons hold the Common Stock for investment, in the ordinary course of their businesses. In the future, Reporting Persons may, in the ordinary course of their businesses, make additional purchases and/or sales of the Common Stock. In addition, Reporting Persons plan to communicate with management of the Issuer to offer suggestions with respect to the direction and future prospects of the Issuer and discuss strategies for maximizing shareholder value. Except as set forth above, Reporting Persons have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

723643300                                                          Page 12 of 22

Item 5. Interest in Securities of the Issuer.

        (a) As of the date hereof, each of SA, SA II, SOF, SPF and SCSOF each own of record 253,345 shares of Common Stock, 12,933 shares of Common Stock, 89,709 shares of Common Stock, 170,130 shares of common Stock and 35,000 shares of Common Stock, respectively, or 2.15% , 0.11%, 0.76%, 1.45% and 0.30% respectively, of the Company's issued and outstanding shares of Common Stock.

        By virtue of the fact that SCM is the investment adviser to and is authorized and empowered to vote and dispose of the securities held by SA, SAII, SOF, SPF, SCSOF and various managed accounts, SCM may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, SCM may be deemed to own beneficially an aggregate of 590,094 shares of Common Stock or 5.02% of the Company's issued and outstanding shares of Common Stock.

        By virtue of the fact that Andrew Sandler is the portfolio manager of SA, SA II, SOF, SPF and various managed accounts and is authorized and empowered to vote and dispose of the securities held by SA, SA II, SOF, SPF SCSOF and various managed accounts, Andrew Sandler may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, Andrew Sandler may be deemed to own beneficially an aggregate of 590,094 shares of Common Stock or 5.02% of the Company's issued and outstanding shares of Common Stock.

        By virtue of the fact that Douglas Schimmel is the portfolio manager of SCSOF and is authorized and empowered to vote and dispose of the securities held by SCSOF, Douglas Schimmel may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, Douglas Schimmel may be deemed to own beneficially an aggregate of 35,000 shares of Common Stock or 0.30% of the Company's issued and outstanding shares of Common Stock.

        (b) SA has the sole power to direct the vote and the sole power to direct the disposition of the 253,345 shares of Common Stock that may be deemed to be owned beneficially by it. SA II has the sole power to direct the vote and the sole power to direct the disposition of the 12,933 shares of Common Stock that may be deemed to be owned beneficially by it. SOF has the sole power to direct the vote and the sole power to direct the disposition of the 89,709 shares of Common Stock that may be deemed to be owned beneficially by it. SPF has the sole power to direct the vote and the sole power to direct the disposition of the 170,130 shares of Common Stock that may be deemed to be owned beneficially by it. SCSOF has the sole power to direct the vote and the sole power to direct the disposition of the 35,000 shares of Common Stock that may be deemed to be owned beneficially by it. SCM has the shared power to direct the vote and the shared power to direct the disposition of the 590,094 shares of Common Stock that may be deemed to be owned beneficially by it. Andrew Sandler has the shared power to direct the vote and the shared power to direct the disposition of the 590,094 shares of Common Stock that may be deemed to be owned beneficially by him. Douglas Schimmel has the shared power to direct the vote and the shared power to direct the disposition of the 35,000 shares of Common Stock that may be deemed to be owned beneficially by him.

        (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

723643300                                                          Page 13 of 22

        (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

        (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

        Not applicable.

723643300                                                          Page 14 of 22

Item 7. Materials to be Filed as Exhibits.

                      Exhibit 7.01:        Joint Filing Agreement

723643300                                                          Page 15 of 22

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 12, 2006.
                                             SANDLER CAPITAL MANAGEMENT
                                             By:  MJDM Corp.,
                                                  a general partner

                                             By:/s/ Moira Mitchell
                                                --------------------------------
                                             Name:  Moira Mitchell
                                             Title: President

                                             SANDLER ASSOCIATES

                                             By:/s/ Andrew Sandler
                                                --------------------------------
                                             Name:  Andrew Sandler
                                             Title: General Partner

                                             SANDLER ASSOCIATES II, L.P.

                                             By:/s/ Andrew Sandler
                                                --------------------------------
                                             Name:  Andrew Sandler
                                             Title: General Partner

                                             SANDLER OFFSHORE FUND, INC.

                                             By:/s/ Steven Warshavsky
                                                --------------------------------
                                             Name:  Steven Warshavsky
                                             Title: Director

                                             SANDLER PLUS MASTER FUND, LTD.

                                             By:/s/ Steven Warshavsky
                                                --------------------------------
                                             Name:  Steven Warshavsky
                                             Title: Director

                                             SANDLER CAPITAL STRUCTURE
                                             OPPORTUNITIES MASTER FUND, LTD.

                                             By:/s/ Steven Warshavsky
                                                --------------------------------
                                             Name:  Steven Warshavsky
                                             Title: Director

                                             By:/s/ Andrew Sandler
                                                --------------------------------
                                             Name:  Andrew Sandler


                                             By:/s/ Douglas Schimmel
                                                --------------------------------
                                             Name:  Douglas Schimmel

723643300                                                          Page 16 of 22


                                  EXHIBIT 7.01

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Pioneer Companies Inc. and that this Agreement be included as an Exhibit to such statement.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of May __, 2006. SANDLER CAPITAL MANAGEMENT By: MJDM Corp., a general partner

Dated as of May 12, 2006.
                                             SANDLER CAPITAL MANAGEMENT
                                             By:  MJDM Corp.,
                                                  a general partner

                                             By:/s/ Moira Mitchell
                                                --------------------------------
                                             Name:  Moira Mitchell
                                             Title: President

                                             SANDLER ASSOCIATES

                                             By:/s/ Andrew Sandler
                                                --------------------------------
                                             Name:  Andrew Sandler
                                             Title: General Partner

                                             SANDLER ASSOCIATES II, L.P.

                                             By:/s/ Andrew Sandler
                                                --------------------------------
                                             Name:  Andrew Sandler
                                             Title: General Partner

                                             SANDLER OFFSHORE FUND, INC.

                                             By:/s/ Steven Warshavsky
                                                --------------------------------
                                             Name:  Steven Warshavsky
                                             Title: Director

                                             SANDLER PLUS MASTER FUND, LTD.

                                             By:/s/ Steven Warshavsky
                                                --------------------------------
                                             Name:  Steven Warshavsky
                                             Title: Director

                                             SANDLER CAPITAL STRUCTURE
                                             OPPORTUNITIES MASTER FUND, LTD.

                                             By:/s/ Steven Warshavsky
                                                --------------------------------
                                             Name:  Steven Warshavsky
                                             Title: Director

                                             By:/s/ Andrew Sandler
                                                --------------------------------
                                             Name:  Andrew Sandler


                                             By:/s/ Douglas Schimmel
                                                --------------------------------
                                             Name:  Douglas Schimmel

723643300                                                          Page 17 of 22

                                   SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.


                                   MJDM CORP.

            Michael Marocco, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


               Kathy Rose, Vice President, Treasurer and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590

723643300                                                          Page 18 of 22

                                   ALCR CORP.

             Andrew Sandler, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                     Ellen O'Keefe, Treasurer and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                             Ricky Sandler, Director
                                  United States
                                   Investments
                             Eminence Partners LLC,
                              Investment Management
                                 20 Park Avenue
                                   Suite 3300
                            New York, New York 10166

                                    ARH CORP.


           Harvey Sandler, Majority Shareholder and Controlling Person
                                  United States
                                     Founder
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

723643300                                                          Page 19 of 22


                          Jeffrey M. Levine, President
                                  United States
                             Chief Financial Officer
                              Sandler Enterprises,
                               Investment Services
                              1555 North Park Drive
                                    Suite 101
                              Weston, Florida 33329


                     Moira Mitchell, Treasurer and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                             Ricky Sandler, Director
                                  United States
                                   Investments
                             Eminence Partners LLC,
                              Investment Management
                                 20 Park Avenue
                                   Suite 3300
                            New York, New York 10166


                                   SERF CORP.

            Douglas Schimmel, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

723643300                                                          Page 20 of 22


                    Kathy Rose, Vice President and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590

                                  DRP SCM CORP.

              David Powers, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                    Kathy Rose, Vice President and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590

723643300                                                          Page 21 of 22

                                  SAM SCM CORP.

            Samantha McCuen, Sole Shareholder and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Moira Mitchell, President
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                    Kathy Rose, Vice President and Secretary
                                  United States
                                 Administrative
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022


                            Michael Todres, Director
                                  United States
                                   Accountant
                              Todres and Rubin LLP,
                                   Accounting
                                 400 Post Avenue
                                    Suite 205
                            Westbury, New York 11590

723643300                                                          Page 22 of 22
                                   SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SA and SA II General Partners which are not individuals, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                       THE HARVEY SANDLER REVOCABLE TRUST
               Harvey Sandler, Sole Trustee and Controlling Person
                                  United States
                                     Founder
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

                                   DRP SA LLC

          David Powers, Sole Member and Manager and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022

                                   SAM SA LLC

         Samantha McCuen, Sole Member and Manager and Controlling Person
                                  United States
                                Managing Director
                           Sandler Capital Management,
                               Investment Advisor
                                711 Fifth Avenue
                            New York, New York 10022